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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

1350- 650 WEST GEORGIA ST. VANCOUVER, BC, CANADA V6B 4N9 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Kiska Metals Closes the First Tranche of Private Placement

KSK10-06

Vancouver, BC – March 3, 2010: Kiska Metals Corporation ("Kiska") announces that it has closed the first tranche of the non-brokered private placement of 9,000,000 units at $0.66 for gross proceeds of $5.94 million announced on February 22, 2010. Kiska has issued 6,720,000 units for gross proceeds of $4.435 million. It is expected that the remaining tranche of the private placement will close on or about March 11, 2010.

Each unit consisted of one common share and one half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.92 per share until March 2, 2011. The terms of the warrants provide that if, during the term of any unexercised warrant commencing on July 3, 2010, the closing price of the common shares of the Company on any exchange is greater than $1.40 for a period of 20 consecutive trading days the Company may, at its option and by notice in writing to each holder, require the holder of the warrant to exercise such warrant within 30 days, failing which the warrant will be deemed to have expired. The units issued under the offering are subject to a four-month hold period expiring on July 3, 2010.

A cash commission totalling $114,840 was payable in cash together with 24,000 agent’s warrants, equal to 6% of the number of units placed. Each agent’s warrant will entitle the holder to purchase one common share at a price of $0.92 per share until March 2, 2011

The proceeds from the private placement financing will be used for exploration of the Company’s Whistler Project in Alaska and for general corporate purposes.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

KISKA METALS CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Kiska Metals Corporation

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

2.

Date of Material Change

March 2, 2010

3.

News Release

A new release disclosing the material change was issued through Marketwire in Vancouver, British Columbia, on March 2, 2010 and filed on SEDAR.

4.

Summary of Material Change

The Company has announces that it has closed the first tranche of the non-brokered private placement of 9,000,000 units at $0.66 for gross proceeds of $5.94 million announced on February 22, 2010. Kiska has issued 6,720,000 units for gross proceeds of $4.435 million. It is expected that the remaining tranche of the private placement will close on or about March 11, 2010.

5.1

Full Description of Material Change

The Company has announces that it has closed the first tranche of the non-brokered private placement of 9,000,000 units at $0.66 for gross proceeds of $5.94 million announced on February 22, 2010. Kiska has issued 6,720,000 units for gross proceeds of $4.435 million. It is expected that the remaining tranche of the private placement will close on or about March 11, 2010.

Each unit consisted of one common share and one half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.92 per share until March 2, 2011. The terms of the warrants provide that if, during the term of any unexercised warrant commencing on July 3, 2010, the closing price of the common shares of the Company on any exchange is greater than $1.40 for a period of 20 consecutive trading days the Company may, at its option and by notice in writing to each holder, require the holder of the warrant to exercise such warrant within 30 days, failing which the warrant will be deemed to have expired. The units issued under the offering are subject to a four-month hold period expiring on July 3, 2010.

A cash commission totalling $114,840 was payable in cash together with 24,000 agent’s warrants, equal to 6% of the number of units placed. Each agent’s warrant will entitle the holder to purchase one common share at a price of $0.92 per share until March 2, 2011 The proceeds from the private placement financing will be used for exploration of the Company’s Whistler Project in Alaska and for general corporate purposes.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Not Applicable.

8.

Executive Officers

For further information about this material change, please contact Jason S. Weber, President and Chief Executive Officer, at (604) 669-6660 or by email at jasonw@kiskametals.com.

9.

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia this 22nd day of February 2010

(signed)

Dorothy G. Miller

Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: March 3, 2010	By: “Dorothy G. Miller”

Dorothy G, Miller, Chief Financial Officer